SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            S & K FAMOUS BRANDS, INC.
                            -------------------------
         (Name of Subject Company (issuer) and Filing Person (offeror))

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   783774-10-2
                                   -----------
                      (CUSIP Number of Class of Securities)

                                Robert E. Knowles
              Executive Vice President and Chief Financial Officer,
                             Secretary and Treasurer
                     11100 West Broad Street, P.O. Box 31800
                             Richmond, VA 23294-1800
                                 (804) 346-2500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                          on behalf of filing persons)

                                    COPY TO:
                           Robert L. Burrus, Jr., Esq.
                                McGuireWoods LLP
                              901 East Cary Street
                                One James Center
                               Richmond, VA 23219
                                 (804) 775-1000

                                 March 28, 2002

                            CALCULATION OF FILING FEE

           TRANSACTION VALUATION                   AMOUNT OF FILING FEE
                $20,000,000                               $1,840

*Calculated solely for purposes of determining the filing fee; determined pursuant to Rule 0-11(b)(1), based upon the purchase of 1,818,181 shares at $11.00 per share.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:       N/A
Form or Registration No.:     N/A
Filing party:                 N/A
Date Filed:                   N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_| third-party tender offer subject to Rule 14d-1.

      |X| issuer tender offer subject to Rule 13e-4.

      |_| going-private transaction subject to Rule 13e-3.

      |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                   SCHEDULE TO

This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by S & K Famous Brands, Inc., a Virginia corporation (the "Company"), to purchase up to 1,818,181 shares of common stock, par value $.50 per share, at a price, net to the seller in cash, of $11.00 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 28, 2002 (the "offer to purchase") and the related letter of transmittal, which are herein collectively referred to as the "offer." Copies of such documents are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the offer to purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is S & K Famous Brands, Inc., a Virginia corporation. The address of its principal executive offices is 11100 West Broad Street, P.O. Box 31800, Richmond, Virginia 23294-1800, and its telephone number is (804) 346-2500.

(b) The class of equity securities to which this Schedule TO relates is the Company's common stock, par value $0.50 per share. The information set forth in the offer to purchase in "Introduction" is incorporated herein by reference.

(c) The information set forth in the offer to purchase in "Introduction" and Section 7 ("Price Range of Shares") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is filing this Schedule TO. The information set forth in the offer to purchase in "Introduction," Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") and Section 11 ("Certain Information About The Company") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1) The information set forth in the offer to purchase in "Introduction," Section 1 ("Number of Shares; Proration; Conditional Tenders"), Section 2 ("Tenders By Owners Of Fewer Than 100 Shares"),
            Section 3 ("Procedure For Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Purchase Of Shares And Payment Of Purchase Price"), Section 14 ("Federal Income Tax Considerations"), Section 15 ("Extension Of The Offer; Termination; Amendment"), and Section 17 ("Miscellaneous") is incorporated herein by reference.

(a)(2)      Not applicable.

(b) The information set forth in the offer to purchase in Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the offer to purchase in Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) The information set forth in the offer to purchase in "Introduction," Section 8 ("Background And Purpose Of The Offer; Certain Effects Of The Offer"), Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares"), and Section 12 ("Effect Of The Offer On The Market For Shares; Registration Under The Exchange Act") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b),   The information set forth in the offer to purchase in Section 10
and (d)     ("Source And Amount Of Funds") is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in the offer to purchase in "Introduction" and Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the offer to purchase in "Introduction" and Section 16 ("Fees And Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

(a), (b) The Company does not believe that any of its financial statements is material to a decision by the stockholders of the Company whether to tender or hold the common stock because the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the Company is a public reporting company under
            Section 13(a) or 15(d) of the Exchange Act, as amended, that files reports electronically on EDGAR.

ITEM 11.  ADDITIONAL INFORMATION.

(a) The information set forth in the offer to purchase in Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares"), Section 12 ("Effect Of The Offer On The Market For Shares, Registration Under The Exchange Act") and Section 13 ("Certain Legal Matters") is incorporated herein by reference.

(b) The information set forth in the offer to purchase and the related letter of transmittal, copies of which are filed as Exhibits
            (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(A)   Offer to Purchase, dated March 28, 2002.

(a)(1)(B)   Letter of Transmittal.

(a)(1)(C)   Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Letter to the Company's Stockholders from Stuart C. Siegel, Chairman of the Board and Chief Executive Officer, dated March 28, 2002.

(a)(5)      Press Release issued by the Company on March 27, 2002.

(b) Loan and Security Agreement, dated March 27, 2002, among the Company, Branch Banking and Trust Company of Virginia and SunTrust Bank.

(d)         Not applicable.

(g)         Not applicable.

(h)         Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              S & K FAMOUS BRANDS, INC.


                              By: /s/ Robert E. Knowles
                                  ---------------------
                              Name: Robert E. Knowles
                              Its: Executive Vice President and Chief Financial Officer, Secretary and Treasurer

Dated: March 28, 2002

EXHIBIT INDEX

EXHIBIT
NO.               DESCRIPTION

(a)(1)(A)   Offer to Purchase, dated March 28, 2002.

(a)(1)(B)   Letter of Transmittal.

(a)(1)(C)   Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Letter to the Company's Stockholders from Stuart C. Siegel, Chairman of the Board and Chief Executive Officer, dated March 28, 2002.

(a)(5)      Press Release issued by the Company on March 27, 2002.

(b) Loan and Security Agreement, dated March 27, 2002, among the Company, Branch Banking and Trust Company of Virginia and SunTrust Bank.

(d)         Not applicable.

(g)         Not applicable.

(h)         Not applicable.